UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-30428
CUSIP Number: 55311R 10 8

(Check One)

Form 10-K	Form 20-F	Form 11-K	Form 10-Q
Form 10-D	Form N-SAR	Form N-CSR

For Period Ended:     June 30, 2005

   Transition Report on Form 10-K

   Transition Report on Form 20-F

   Transition Report on Form 11-K

   Transition Report on Form 10-Q

   Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

MIVA, Inc.

Full Name of Registrant

Former Name if Applicable

5220 Summerlin Commons Boulevard, Suite 500

Address of Principal Executive Office (Street and Number)

Fort Myers FL 33907

City, State and Zip Code

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b)      The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c)      The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MIVA, Inc. (“MIVA”) is unable to timely file its Quarterly Report on Form 10-Q for the period ended June 30, 2005 (the “Form 10-Q”) as a result of a number of factors. As reported in MIVA’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 21, 2005, MIVA recently hired a new Chief Financial Officer on July 18, 2005. As a result of the date of hire, the Chief Financial Officer has not had sufficient time to complete his review of and comment upon the Form 10-Q, including the interim financial statements required to be included in the Form 10-Q in accordance with Rule 10-01(d) of Regulation S-X for the period ended June 30, 2005 (the “Q2 2005 Interim Financial Statements”). Additionally, MIVA has also disclosed in a press release dated July 29, 2005, that it anticipates taking a non-cash goodwill impairment charge in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). The fulfillment of the requirements of SFAS 142 is an extensive process that has further delayed the completion of MIVA’s Q2 2005 Interim Financial Statements. As a result of both of these factors, MIVA was not able to provide its new independent registered public accounting firm, which was also recently engaged on July 8, 2005 (as reported in MIVA’s Current Report on Form 8-K filed with the SEC on July 11, 2005), with the Q2 2005 Interim Financial Statements with a sufficient amount of time for the independent registered public accounting firm to conduct its normal review procedures by MIVA’s filing deadline for the Form 10-Q on August 9, 2005.

MIVA intends to file the Form 10-Q within the five (5) day extension period afforded pursuant to Rule 12b-25(b).

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification

William Seippel	(239) 561-7229

(Name)	(Area Code)(Telephone Number)

(2)      Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
 Yes     No

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
 Yes     No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the anticipated non-cash goodwill impairment charge referenced above, MIVA expects that its results of operations will be significantly lower than the amount reported for the fiscal quarter ended June 30, 2004 and expects to report a net loss for the fiscal quarter ended June 30, 2005. A reasonable estimate of the actual results of operations cannot be made at this time because the presentation, analysis, including the SFAS 142 analysis, and review of the Q2 2005 Interim Financial Statements have not yet been finalized.

This document contains certain forward-looking statements that are based upon current expectations and involve certain risks and uncertainties within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words or expressions such as “plan,” “intend,” “believe” or “expect” or variations of such words and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Additional key risks are described in MIVA’s reports filed with the U.S. Securities and Exchange Commission, including the Form 10-K/A for fiscal 2004, and the most recently filed quarterly report on Form 10-Q. MIVA undertakes no obligation to update the information contained herein.

MIVA, Inc.

(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2005	By:	/s/ William Seippel

William Seippel, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).